Securities & Exchange Commission
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**Corporate Communications /
Investor Relations**


06017958

Date	October 2, 2006
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	m.schikker@hq.vnu.com
Subject	**ADR file nr. 82-2876**

SUPPL

Dear Sirs,

Please find enclosed the following press release, dated :

October 2, 2006 **VNU to explore strategic alternatives for Business Media Europe**

With kind regards,
VNU bv

Marianne Damad

dlw10/31

vnu

Press release

ADR file number 82-2876

Date October 2, 2006

VNU TO EXPLORE STRATEGIC ALTERNATIVES FOR BUSINESS MEDIA EUROPE

Haarlem, the Netherlands – VNU Group B.V., a leading global information and media company, announced today that it plans to explore strategic alternatives for its Business Media Europe (BME) group, including a possible sale of the business.

BME is a leading business-to-business media company in Europe. Both in print and online, it has strong market positions with its core recruitment, B2B information technology, special interest computer, and business and finance portfolios. BME is one of the first traditional media companies to have made the transition to an integrated, cross-media enterprise, with online media currently generating 25% of its advertising revenue.

VNU said BME includes many valuable media properties that have played an important role in the growth and success of the company. However, the company is considering alternatives for BME because the group's activities are not well aligned with VNU's Marketing Information and Media Measurement businesses. VNU's Business Information group in the U.S., which has greater synergies with the company's core marketing and media information activities, will not be part of a potential sale.

Similarly, VNU's joint venture with Jaarbeurs – VNU Exhibitions Europe B.V. – with activities in the Netherlands and China, will not be part of the strategic review and potential divestiture. VNU believes that valuable synergies exist between this group and its U.S. trade show division. The two businesses are currently working together to accelerate growth in the U.S. and Europe, and to expand their fast-growing activities in China.

BME is active in the Netherlands, the United Kingdom, Germany, France, Italy, Spain and Belgium within seven wholly owned operating companies. The group has more than 70 trade magazines and events and a range of associated web sites, including the leading IT B2B position online via BME's network of technology websites. BME is well known for such premier brands as *Intermediair*, *Computing*, *Computable*, *Accountancy Age* and *Management Team;* its B2B online brand VNUNet, and such leading recruitment sites as Intermediair.nl and NationaleVacaturebank.nl.

About VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media information (Nielsen Media Research), business publications (Billboard, The Hollywood Reporter, Computing, Intermediair) and trade shows. The privately held company is active in more than 100 countries, with headquarters in Haarlem, the Netherlands, and New York, USA.

VNU Group B.V. / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com

Press release

VNU employs nearly 41,000 people and had total revenues of EUR 3.5 billion in 2005. For more information, visit www.vnu.com.

Press contact	Will Thoretz	New York	+1 646 654 8133
Investor Relations	Peter Wortel	Haarlem	+31 23 546 36 92